United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

June 2024

Commission File Number 001-15030

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Vale prices US$1.0 billion notes due 2054

Rio de Janeiro, June 25th, 2024 - Further to the press release announced by Vale S.A. ("Vale" or "Company") on the date hereof, Vale hereby announces the pricing of the offering by its wholly-owned subsidiary Vale Overseas Limited (“Vale Overseas”) of US$1,000,000,000 6.400% Guaranteed Notes due 2054 guaranteed by Vale (the “Notes”).

The Notes will bear a coupon of 6.400% per year, payable semi-annually, and were sold at a price of 99.235% of the principal amount. The Notes will mature on June 28, 2054 and were priced with a spread of 210 basis points over U.S. Treasuries, resulting in a yield to maturity of 6.458%.

The Notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale. The guaranty will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.

Vale intends to use a portion of the net proceeds of the offering of the Notes to (i) fund the purchase price of certain notes issued by Vale Overseas tendered and accepted for purchase pursuant to the tender offer announced on the date hereof; (ii) fund the redemption price of the 6.250% Guaranteed Notes due 2026 issued by Vale Overseas, and (iii) the remainder for general corporate purposes.

BMO Capital Markets Corp., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc. and MUFG Securities Americas Inc. are acting as global coordinators and joint bookrunners for the Notes, and BofA Securities, Inc., Goldman Sachs & Co. LLC, Banco Bradesco BBI S.A. and UBS Securities LLC are acting as joint bookrunners for the Notes.

Vale and Vale Overseas have filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Commission (“SEC”) for the offering of the Notes. Before you invest, you should read the preliminary prospectus supplement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. at +1 (866) 864-7760 (US toll free), Citigroup Global Markets Inc. at +1 (800) 831-9146 (US toll free), Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030 (US toll free), HSBC Securities (USA) Inc. at +1 (866) 811-8049 (US toll free), MUFG Securities Americas Inc. at +1 (877) 649-6848 (US toll free), BofA Securities, Inc. at +1 (800) 294 1322 (US toll free), Goldman Sachs & Co. LLC at +1 (866) 471-2526 (US toll free), Banco Bradesco BBI S.A. at +1 (646) 432-6642 (US collect) and UBS Securities LLC at +1 (888) 827-7275 (US toll free).

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adriana Barbosa Areias
Name: Adriana Barbosa Areias Title: Attorney-in-fact

	By:	/s/ João Barbosa Campbell Penna
Name: João Barbosa Campbell Penna Title: Attorney-in-fact

Date: June 25, 2024